VONTOBEL FUNDS, INC.
1500 Forest Avenue, Suite 223
Richmond, Virginia 23229

SAND HILL PORTFOLIO MANAGER FUND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS to be held on
July 11, 1997

Notice to Shareholders:

A special meeting of shareholders (the "Meeting") of Sand Hill Portfolio Manager Fund (the "Fund") of Vontobel Funds, Inc. (the "Company") will be held at 10:00 a.m. local time, on July 11, 1997, at the office of the Company at 1500 Forest Avenue, Richmond, Virginia, for the following purposes:

1. To approve or disapprove an Agreement and Plan of Reorganization (the "Plan) pursuant to which the Fund will transfer all of its assets to a newly-created series (the "New Fund") of The World Funds, Inc. (the "World Funds"), in exchange for shares of common stock of the New Fund, as set forth in the accompanying Proxy Statement, including authorization for the directors of the Company to vote shares of the New Fund acquired in the reorganization as pro-vided in the Plan.

2.  To transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 30, 1997 are entitled to vote at the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS


John Pasco, III
Chairman

June 17, 1997
Richmond, Virginia

IMPORTANT

Whether or not you plan to attend the meeting, please mark your voting insructions on the enclosed proxy and promptly date, sign and return it in the enclosed envelope. No postage is required if mailed in the United States. We ask your cooperation in helping the Fund by mailing your proxy promptly.